B. Riley Securities, Inc.
299 Park Avenue, 21st Floor

New York, New York 10171

Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, California 92660

August 25, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re: GreenPower Motor Company Inc. (the "Company") Registration Statement on Form F-1 File No. 333-248119

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as representatives of the several underwriters of GreenPower Motor Company Inc.'s proposed public offering of its common shares, we hereby join GreenPower Motor Company Inc.'s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on Thursday, August 27, 2020 (Eastern Time), or as soon thereafter as may be practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, we wish to advise you that we have distributed 897 copies of the Preliminary Prospectus dated August 25, 2020, through the date hereof, to prospective dealers, institutional  investors  and  others.

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange          Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

Yours truly,

B. Riley Securities, Inc.

Roth Capital Partners, LLC

As Representatives of the Several Underwriters

B. RILEY SECURITIES, INC.

By: /s/ Jimmy Baker

Name: Jimmy Baker

Title: Head of Capital Markets

ROTH CAPITAL PARTNERS, LLC

By: /s/ Aaron Gurewitz

Name: Aaron Gurewitz

Title: Head of Equity Capital Markets

[Signature Page to Acceleration Request Letter]